Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109	T: 617.570.1000 F: 617.523.1231 goodwinprocter.com
August 28, 2006
BY ELECTRONIC SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	DealerTrack Holdings, Inc. Registration Statement on Form S-1
Ladies and Gentlemen:
     Submitted herewith for filing on behalf of DealerTrack Holdings, Inc. (the “Company”) is a Registration Statement on Form S-1 (the “Registration Statement”), together with all exhibits thereto other than those exhibits that will be filed by amendment (as indicated in the Registration Statement), relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Company.
     The filing is being effected by direct transmission to the Securities and Exchange Commission’s (the “Commission”) EDGAR System. On August 25, 2006, in anticipation of this filing, the Company caused the filing fee of $25,500 to be wire transferred to the Commission’s account at Mellon Bank in Pittsburgh.
     Please contact the undersigned or Ken Gordon at (617) 570-1000 with any questions or comments you may have regarding this filing.

Very truly yours,
/s/ Michael J. Minahan
Michael J. Minahan

cc:	Kenneth J. Gordon